SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[November 7, 2002]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   [X]            Form 40-F   [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]            No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________

SIGNATURES

Date  November 7, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name: Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO HAS NO MATERIAL PENDING ASBESTOS LITIGATION IN THE UNITED STATES

(Helsinki, Finland, November 7, 2002) – Due to the ongoing public debate, Metso Corporation (NYSE: MX; HEX: MEO) has conducted a study on possible asbestos claims brought against it. The study confirms the earlier estimation that Metso has no asbestos related claims in the United States that are expected to have a material negative effect on the company’s operations, financial condition or results of operations. The following claims were, however, identified in the study:

Claims have been brought against Metso’s U.S. subsidiary Neles-Jamesbury Inc., part of the Metso Automation business area, relating to valves previously manufactured by Neles-Jamesbury. Out of the total of 270 claims, 75 claims have been dismissed in the relevant court and 51 claims have been settled for an average compensation of USD 551 per person. The remaining 137 claims are still pending but their outcome is not expected to materially deviate from the outcome of the previous claims. In the remaining claims, Metso is one of numerous defendants.

Two claims have been brought against Metso’s U.S. subsidiary Metso Minerals Industries Inc. (formerly, Svedala Industries Inc.), which is part of the Metso Minerals business area. One of the claims has been dismissed. In the remaining claim, Metso is one of the 22 defendants and the claim is not expected to have a material adverse economic effect on Metso.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation
Tel. +358 20 484 3253

Helena Aatinen, SVP, Corporate Communications, Metso Corporation
Tel. +358 20 484 3004

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.